UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Digital Domain Media Group, Inc.

(Name of issuer)

Common Stock, $0.01 par value

(Title of class of securities)

25386U104

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 25386U104

(1)	Names of reporting persons Jonathan F. Teaford, an individual
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 75,000 (1)
(6) Shared voting power 2,292,146 (2)
(7) Sole dispositive power 75,000 (1)
(8) Shared dispositive power 2,292,146 (2)
(9)	Aggregate amount beneficially owned by each reporting person 2,367,146 (3)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.0% (4)
(12)	Type of reporting person (see instructions) IN

(1)	Consists of 75,000 shares of common stock subject to options held by Mr. Teaford that are exercisable within 60 days of December 31, 2011.

(2)	Consists of 2,292,146 shares of common stock held by Elk River Investments, LLLP, an entity wholly owned by Mr. Teaford and his wife, over which Mr. Teaford shares voting and dispositive power.

(3)	Consists of the sum of all shares referenced in footnotes (1) and (2) above.

(4)

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 39,500,993 shares of the Company’s common stock outstanding as of December 21, 2011, as reported in the Company’s quarterly report on Form 10-Q, filed on December 22, 2011.

SCHEDULE 13G

CUSIP No. 25386U104

(1)	Names of reporting persons Elk River Investments, LLLP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,292,146
(6) Shared voting power N/A
(7) Sole dispositive power 2,292,146
(8) Shared dispositive power N/A
(9)	Aggregate amount beneficially owned by each reporting person 2,292,146
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 5.8% (1)
(12)	Type of reporting person (see instructions) PN

(1)

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 39,500,993 shares of the Company’s common stock outstanding as of December 21, 2011, as reported in the Company’s quarterly report on Form 10-Q, filed on December 22, 2011.

Item 1.

(a)	Name of Issuer:

The name of the issuer is Digital Domain Media Group, Inc. (the “Company”).

(b)	Address of issuer’s principal executive offices:

The Company’s principal executive offices are located at 10250 SW Village Parkway, Port St. Lucie, Florida 34987.

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by Jonathan F. Teaford and Elk River Investments, LLLP with respect to the Common Stock, par value $0.01 per share, of the Company.

(b)	Address or principal business office or, if none, residence:

The address of the principal business office of Jonathan F. Teaford is 10250 SW Village Parkway, Port St. Lucie, Florida 34987. The address of the principal business office of Elk River Investments, LLLP is 10250 SW Village Parkway, Port St. Lucie, Florida 34987.

(c)	Citizenship:

Jonathan F. Teaford is a U.S. citizen. Elk River Investments, LLLP is a limited liability limited partnership organized under the laws of the State of Florida.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP No.:

25386U104

Item 3.

Not Applicable.

Item 4.	Ownership.

A.	Jonathan F. Teaford

(a)	Amount beneficially owned: 2,367,146

(b)	Percent of class: 6.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 75,000

(ii)	Shared power to vote or to direct the vote: 2,292,146

(iii)	Sole power to dispose or to direct the disposition of: 75,000

(iv)	Shared power to dispose or to direct the disposition of: 2,292,146

B.	Elk River Investments, LLLP

(a)	Amount beneficially owned: 2,292,146

(b)	Percent of class: 5.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,292,146

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,292,146

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

/s/ Jonathan F. Teaford
JONATHAN F. TEAFORD

ELK RIVER INVESTMENTS, LLLP

By:	Elk River Management, LLC
Its:	General Partner

By:	/s/ Jonathan F. Teaford
Name: Jonathan F. Teaford
Its: Managing Member

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G with respect to the Common Stock is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. Additionally, the undersigned acknowledge and agree to the inclusion of this Agreement as an Exhibit to this Schedule 13G. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2012	/s/ Jonathan F. Teaford
JONATHAN F. TEAFORD

ELK RIVER INVESTMENTS, LLLP

By:	Elk River Management, LLC
Its:	General Partner

By:	/s/ Jonathan F. Teaford
Name: Jonathan F. Teaford
Its: Managing Member